

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Marcia Hootman
Principal Financial Officer
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, NV 89012

  Re: **New Day Financial Management, Inc.**
    Amendment No. 4 to Registration Statement on
    Form S-1
    Filed September 30, 2011
    File No. 333-166801

Dear Ms. Hootman:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Summary, page 4

2. We note your response to comment 5 of our letter dated February 28, 2011. On page 4 you indicate that resale transactions in any state except California, Florida and Nevada require proper diligence on the part of the investor. You make the same statement on page 9 but refer to Nevada and Ohio instead. Please revise to reconcile.

<u>Market Price of and Dividends and the Registrant's Common Equity…, page 18</u>

<u>Market Information, page 18</u>

3.   We note your response to comment 10 and the revised disclosure on page 18 that you have 2,000,000 shares of common stock "issued and outstanding" even though disclosure elsewhere indicates that the correct number is 2,900,000. Please revise for consistency. Also, because disclosure point 2 simply refers to your "issued and outstanding" stock, our prior comment 11 still applies regarding the consistency between points 2 and 3. Please revise accordingly.

<u>Financial Statements</u>

4.   Please supplementally confirm to us that you view New Day Financial Management, Inc. to be an operating company that is no longer a development stage company and therefore are no longer required to comply with sections 915-205-45-2 and 4 of the accounting standards codification. Additionally, remove the disclosure on page 27 which states that you are considered a development stage company and have your auditors provide a new audit report in an amended filing on Form S-1 which does not identify New Day Financial Management, Inc. as a development stage company. Finally, please adjust the caption "deficit accumulated during development stage" on your balance sheets as you apparently are no longer a development stage entity.

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Income taxes, page 28</u>

5.   We note you have disclosed that no income tax expense has been incurred and this appears to be contradictory with the amount reported on your statements of operations under the caption provision for income taxes. Please advise.

<u>Interim Financial Statements</u>

<u>Balance Sheets, page 31</u>

6.   It appears that the sum of liabilities and equity do not equal your assets as of December 31, 2010. Please revise your balance sheet accordingly.

Management's Discussion and Plan of Operation, page 38

7.   In discussing your results of operations, please revise to provide more details regarding the specific services provided and the number of customers serviced to earn the disclosed revenues. Considering your current level of operations, please revise to clarify whether any of the customers would be considered major customers or those you are materially dependent on for revenues. Also, discuss the terms of your arrangement, if any, with those customers associated with your services.

Plan of Operations, page 40

8.   Please revise to update your disclosure in this section considering we are currently in the fourth quarter of 2011. You have not made any revisions in response to comment 14. In updating this section, please discuss how previous expenses factored into the estimates disclosed.

Certain Relationships and Related Transactions, page 45

9.   Please revise to identify the related party company controlled by Elaine Evans.

Exhibits

10.   We reissue comment 18. Please revise your Exhibit Index to clarify that your opinion on legality has been previously filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Randall V. Brumbaugh, Esq.
        Via E-mail